Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Communication, Inc.

Board of Directors

We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-117783) of our report dated June 26, 2007 with respect to the statements of net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule of assets (held at end of year) and supplemental schedule of reportable transactions, which report appears in the December 31, 2006 annual report on Form 11-K of General Communication, Inc. Qualified Employee Stock Purchase Plan.

/signed/ KPMG LLP

Anchorage, Alaska

June 26, 2007